Banco Itaú Holding Financeira S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 11 2008

On February 11 2008, at 2:30 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at its head office, with the legal quorum being present and under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Disclosure and Insider Trading Committee and Audit Committee, as well as providing their considerations on the Management Report and Accounts for the financial year ending December 31 2007.

Opening the meeting’s agenda, the Director Dr. Alfredo Egydio Setubal apprised the other board directors present of the principal matters discussed at the meeting of the Disclosure and Insider Trading Committee, held on February 8 2008.

Subsequently, the Director Dr. Carlos da Camara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the second half of 2007.

Following, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the draft of the Management Report and Accounts for the financial year ending December 31 2007, the object of: (i) a recommendation for approval, as mentioned in the Summary of the Report of the Audit Committee; (ii) un unqualified opinion from the Independent Auditors.

Subsequently, the President then proceeded to submit these documents for analysis, discussion and voting by the members of the Board of Directors and of the Fiscal Council, the latter attending pursuant to paragraph 3 of article 163 of Law 6,404/76.

First, the members of the Fiscal Council issued their opinion as given below, which will be transcribed in the minutes register:

“The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and the financial statements for December 31 2007, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors São Paulo-SP, February 12, 2007. (signed) Iran

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of February 11 2008	Page 2

Siqueira Lima, Alberto Sozin Furuguem and Marcos de Andrade Reis Villela – Councilors.”

After analysis of the pertinent documentation, the Directors concluded as to the accuracy of all the documents examined, unanimously approving them and authorizing their disclosure through release to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 11 2008. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Roberto Teixeira da Costa and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer